Exhibit 99.3

VERMILION ENERGY INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO BENEFICIAL SHAREHOLDERS

You are receiving this notification because Vermilion Energy Inc. (“Vermilion”) is using the notice and access (“N&A”) procedures to deliver materials for our annual general meeting on May 11, 2022 (the “Meeting”). Under N&A, registered shareholders and beneficial shareholders that have elected to receive paper copies will still receive a paper copy of the proxy, or voting instruction form (“VIF”), enabling them to vote at the Meeting, together with a paper copy of the 2022 Proxy Statement and Information Circular (“Information Circular”). Instead of receiving a paper copy of the Information Circular and related Notice of Meeting, other beneficial shareholders will be notified on how to access these materials electronically. The electronic delivery of materials is more environmentally friendly and reduces printing and mailing costs.

MEETING DATE AND LOCATION

•	Wednesday, May 11, 2022 at 3:00 p.m. (Mountain time)
•	Virtual Meeting (online) - https://web.lumiagm.com/299274697
•	Password: vermilion2022

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Fix the number of directors and elect directors for the ensuing year, which is described in the Information Circular under "Fixing the Number of Directors of Vermilion" and “Election of Directors”, respectively.

Appointment of Auditors: Re-appoint Deloitte LLP as Vermilion’s auditor for the ensuing year, which is described in the Information Circular under “Appointment of Auditors”.

Advisory Vote on Executive Compensation: Approve an advisory (non-binding) resolution regarding Vermilion’s approach to executive compensation, which is described in the Information Circular under “Advisory Vote on Executive Compensation”.

Approve the Omnibus Plan: Approve the Omnibus Incentive Plan, which is described in the Information Circular under "Security-Based Compensation Arrangements – Entitlements".

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under “Other Matters”.

BENEFICIAL SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vermilion is using “stratification”, the N&A process of including a paper copy of the Information Circular and, if applicable, financial statements and related management's discussion and analysis in the notice package that is sent to certain shareholders. In relation to the Meeting, Vermilion has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular, a form of proxy or VIF (as applicable) and Vermilion's 2021 annual report (the “Meeting Materials”), whereas all other beneficial shareholders will receive this N&A notification plus a VIF.

HOW TO ACCESS MEETING MATERIALS

•	Vermilion’s website: https://www.vermilionenergy.com/2022agm (which includes a link to our interactive Information Circular and a print-ready version);
•	Vermilion’s profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request a paper copy of Meeting Materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

•	Calling: 1.866.895.8101
•	Emailing: investor_relations@vermilionenergy.com

Please make your request by April 27, 2022 to ensure Meeting Materials arrive prior to the voting deadline.

VOTING

Beneficial shareholders are asked to return their VIFs using one of the following methods by May 6, 2022, which is one (1) business day in advance of the proxy deposit date and time set out in the Information Circular (May 9, 2022):

	Canadian Beneficial Shareholders	United States Beneficial Shareholders

Online:	www.proxyvote.com	www.proxyvote.com

Telephone:	1.800.474.7493 (English)	1.800.454.8683
1.800.474.7501 (French)

Mail:	Data Processing Centre	Proxy Services
	P.O. Box 3700, STN INDUSTRIAL PARK	PO BOX 9104
	Markham ON, L3R 9Z9	Farmingdale NY, 11735-9533

If you have any questions regarding this notification or notice and access, or you need assistance to vote, please call Laurel Hill Advisory Group:

•	Toll free - North America: 1.877.452.7184
•	Outside of North America: 1.416.304.0211
•	Email: assistance@laurelhill.com